Filed by Amgen Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

The following memoranda were emailed to employees of Tularik Inc. on July 22, 2004:

TO: All U.S. Tularik Employees

FROM: Chip Bell and Cindy Morrison, Amgen Human Resources

Date: July 22, 2004

Subject: Upcoming Changes to Your Stock Options, ESPP and 401(k) Plan Administration*

Here’s a quick summary of expected changes to your stock option, Employee Stock Purchase Plan (ESPP) and 401(k) plan administration before and at the close of the acquisition. With respect to other HR matters, within 60 days after close, we expect to mail Open Enrollment materials that contain detailed information about Amgen’s 2005 benefits offerings to eligible staff members’ homes.

Stock Options

Upon close, outstanding Tularik stock options held in your E*Trade/Optionslink account will automatically be converted to Amgen stock options and transferred to UBS Financial Services Inc. (UBS) account in your name. UBS is Amgen’s stock option administrator. Beginning this week, Amgen Stock Administration will be mailing a letter to your home describing the change from E*Trade to UBS. Shortly after that, packets containing a temporary PIN to activate your UBS stock option account will be mailed to your home by UBS. We expect that you will be able to access your new UBS account on the first business day after the acquisition closes using your Amgen Staff ID number (included in the letter from Amgen Stock Administration) and your UBS PIN.

UBS and the Amgen Stock Administration team will hold information sessions onsite in South San Francisco on July 28 and August 3. More information about the exact timing of these sessions will be communicated shortly.

ESPP

Tularik shares previously purchased through the ESPP will be converted to Amgen shares on the day of closing and will remain in your E*Trade/Optionslink account (not transferred to UBS). Your E*Trade/Optionslink password and PIN will remain the same.

Tularik Salary Savings Plan 401(k)

Upon close, the Tularik Salary Savings Plan will be re-named the Amgen Salary Savings Plan and will remain in effect until December 31, 2004. Shortly after close, all Tularik stock in the Tularik Stock Fund will be converted to Amgen stock and become the Amgen Stock Fund.

Fidelity will provide you with more information about the stock fund change in the near future. Once the conversion from the Tularik Stock Fund to the Amgen Stock Fund has been completed, you will be permitted to trade in the Amgen Stock Fund on a daily basis. Access to your account to trade, change your contribution or reallocate your balances will otherwise remain the same as it is today until the end of the year.

We anticipate that your account under the former Amgen Salary Savings Plan will be transferred to the Amgen Retirement and Savings Plan on or around December 31, 2004. At that point, you will be able to reallocate your funds among the Amgen Retirement and Savings Plan’s investment offerings.

* Please note: This summary is an informal description of certain aspects of Amgen’s and Tularik’s benefit plans, programs and practices as currently in effect. It is not a separate commitment to provide benefits, and all benefits shall be subject to the terms and conditions of the formal plan documents maintained by Amgen and Tularik. To the extent of any inconsistency between this summary and these formal plan documents, the formal plan documents shall govern. Amgen and Tularik reserve the right to amend, modify or terminate their respective employee benefit plans, programs and practices at any time in accordance with their terms and applicable laws.

Memorandum

TO: UK and Germany Tularik Employees

FROM: Chip Bell and Cindy Morrison, Amgen Human Resources

Date: July 22, 2004

Subject: Upcoming Change in Stock Options and ESPP Administration

Here’s a quick summary of the expected change in stock option and the ESPP administration at the close of the acquisition. With respect to other HR matters, within 60 days after close, we expect to mail Open Enrollment materials that contain detailed information about Amgen’s 2005 benefits offerings to eligible staff members’ homes.

Stock Options

Upon close, outstanding Tularik stock options held in your E*Trade/Optionslink account will automatically be converted to Amgen stock options and transferred to a UBS Financial Services Inc. (UBS) account in your name. UBS is Amgen’s stock option administrator. Beginning this week, Amgen Stock Administration will be mailing a letter to your home describing the change from E*Trade to UBS. Shortly after that, packets containing a temporary PIN to activate your

UBS stock option account will be mailed to your home by UBS. We expect that you will be able to access your new UBS account on the first business day after the acquisition closes using your Amgen Staff ID number (included in the letter from Amgen Stock Administration) and your UBS PIN.

ESPP

Tularik shares previously purchased through the ESPP will be converted to Amgen shares on the day of closing and will remain in your E*Trade/Optionslink account (not transferred to UBS). Your E*Trade/Optionslink password and PIN will remain the same.

Forward-Looking Statements

These communications contain “forward-looking” statements. For this purpose, any statements contained in these communications that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “will,” “intends” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Tularik to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in Tularik’s SEC reports, including the report on Form 10-K for the year ended December 31, 2003. Additional risks and uncertainties include the possibility that the merger may not be consummated or that Amgen and Tularik may be required to modify aspects of the transaction to achieve regulatory approval; that the businesses of Amgen or Tularik may suffer due to uncertainty created by the merger and that Amgen and Tularik may be unable to successfully execute their integration strategies. Tularik does not undertake any obligation to update forward-looking statements.

Additional Information about the Acquisition and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Amgen has filed a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS FILED BY AMGEN OR TULARIK BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials, and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials filed by Amgen or Tularik before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition.

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